[redacted]

10029570

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/5

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 02 2010

Washington, DC
105

SEC FILE NUMBER
8- 18029

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 AND ENDING 12/31/2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BAIRD, PATRICK &CO., INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

305 Plaza 10 3rd Floor
(No. and Street)

Jersey City (City) NJ (State) 07311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Glynn (201) 680-7310
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4

OATH OR AFFIRMATION

I, John J. Glynn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baird, Patrick_&Co., Inc, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Treasurer
Title

I. Selchanko 02/25/2010
Notary Public

IRINA SELCHANKO
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES MAY 13, 2013

This report ** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Baird, Patrick & Co., Inc.

Financial Report

December 31, 2009

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Baird, Patrick & Co., Inc.
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of Baird, Patrick & Co., Inc. (the "Company") as of December 31, 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baird, Patrick & Co., Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

New York, New York
February 24, 2010

Baird, Patrick & Co., Inc.

Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$ 67,584
Deposit with clearing broker	105,360
Receivables from broker-dealers and clearing organizations	543,471
Securities owned, at market value	85
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $172,469	256,700
Other assets	4,260
Total assets	$ 977,460

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 11,041
Deferred rent credit	165,650
Total liabilities	176,691
Stockholders' Equity:	
Preferred stock ($1 par value, 18,030 shares authorized, no shares issued or outstanding)	-
Common stock ($1 par value, 200,000 shares authorized, 51,471 shares issued)	51,471
Additional paid-in capital	200,000
Retained earnings	1,430,548
Less: Treasury stock, 15,250 shares, at cost	(881,250)
Total stockholders' equity	800,769
Total liabilities and stockholders' equity	$ 977,460

See Notes to Financial Statements.

Baird, Patrick & Co., Inc.

Statement of Operations
Year Ended December 31, 2009

Revenues:	
Commissions	$ 391,167
Principal transactions	13,340
Interest and dividends	47,574
Other	407,567
Total revenues	859,648
Expenses:	
Employee compensation and benefits	490,058
Floor brokerage, exchange, and clearance fees	42,573
Communications and data processing	97,443
Occupancy	147,947
Other expenses	81,131
Total expenses	859,152
Income before provision for income taxes	496
Provision for Income Taxes	1,870
Net loss	$ (1,374)

See Notes to Financial Statements.

Baird, Patrick & Co., Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance, January 1, 2009	$ 51,471	$ 200,000	$ 1,431,922	$ (881,250)	$ 802,143
Net Loss	-	-	(1,374)	-	(1,374)
Balance, December 31, 2009	$ 51,471	$ 200,000	$ 1,430,548	$ (881,250)	$ 800,769

See Notes to Financial Statements.

Baird, Patrick & Co., Inc.

Statement of Cash Flows
Year Ended December 31, 2009

Cash Flows From Operating Activities:		
Net loss	$	(1,374)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization		51,387
Deferred rent credit		(8,060)
Changes in assets and liabilities:		
(Increase) decrease in:		
Receivables from broker-dealers and clearing organizations		(4,285)
Other assets		1,681
Increase (decrease) in:		
Accounts payable and other liabilities		(20,379)
Net cash provided by operating activities		18,970
Cash Flows Used In Investing Activities:		
Increase in deposit placed with clearing broker		(122)
Increase in cash		18,848
Cash:		
Beginning		48,736
End	$	67,584
Supplemental Disclosures of Cash Flow Information:		
Cash paid for:		
Income taxes, net of refunds	$	1,870

See Notes to Financial Statements.

Note 1. Organization

Baird, Patrick & Co., Inc. (the "Company") was incorporated in the State of Delaware in December 1973. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal office is located in Jersey City, New Jersey.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition: Security transactions and related income and expenses are recorded on a trade-date basis.

Furniture, Equipment and Leasehold Improvements: Furniture and office equipment and leasehold improvements are stated at cost. Furniture and office equipment is depreciated on a straight-line basis using an estimated useful life of five years. Leasehold improvements are depreciated over the shorter of the terms of the leases or their estimated useful lives.

Deferred Rent Credits: Landlord contributions of $178,142 toward the renovations of the Company's office space are being amortized over the term of the lease. Additionally, rent expense is recorded on a straight-line basis over the lease term. Deferred rent credits included in the accompanying statement of financial condition result from rent reductions provided for at the inception of the lease and the unamortized amount of the landlord's contribution.

Income Taxes: Deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for temporary differences, and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company has federal net operating loss carryforwards of approximately $2,788,000, which expire in the years 2024 through 2026. A full valuation allowance has been recorded against the related deferred tax asset of approximately $948,000 at December 31, 2009, as realization of this asset is uncertain.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions have a "more likely than not" possibility of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. The Company adopted the guidance on January 1, 2009.

Note 2. Summary of Significant Accounting Policies (Continued)

The adoption of the interpretation did not have a material impact on the financial statements. For the year ended December 31, 2009, management has determined that there are no uncertain tax positions. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2006.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Recent Accounting Pronouncements: In June 2009, the FASB issued guidance on the Accounting Standards Codification and the hierarchy of generally accepted accounting principles (issued as Statement of Financial Accounting Standards ("SFAS") No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162*), which established the FASB Standards Accounting Codification (the "Codification") as the source of authoritative generally accepted accounting principles ("GAAP") recognized by the FASB to be applied to nongovernmental entities, and rules and interpretive releases of the SEC, as authoritative GAAP for SEC registrants. The Codification will supersede all the existing non-SEC accounting and reporting standards upon its effective date and, subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. This guidance also replaces the prior guidance regarding the GAAP hierarchy, given that, once in effect, the guidance within the Codification will carry the same level of authority. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. As the guidance is limited to disclosure in the financial statements and the manner in which the Company refers to GAAP authoritative literature, there was no material impact on the Company's financial statements.

Note 3. Transactions With Clearing Agent

The Company has an agreement with a clearing agent to clear customers' securities transactions on a fully disclosed basis. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the agent.

Note 4. Related Party Transactions

The Company charges a monthly fee for administrative and record-keeping services provided to a corporation controlled by the Company's president. Through September 30, 2009, the Company also provided miscellaneous services, principally administrative, to members of the family of and companies controlled by the Company's president for which it received fees based on a percentage of the net asset value of those accounts. The total fees received by the Company for 2009 under these arrangements were $407,567.

Note 5. Commitments and Contingencies

Leases: The Company is obligated under the terms of an operating lease for its current office space through September 2017.

Minimum rental commitments under noncancellable operating leases as of December 31, 2009 are as follows:

Year ending December 31,	
2010	$ 95,243
2011	105,616
2012	105,616
2013	105,616
2014	105,616
Thereafter	330,679
	$ 848,386

The lease also contains provisions for escalation charges based upon certain cost increases incurred by the lessor. Rent expense for 2009 was approximately $106,506.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1, or the "Rule"), which requires the maintenance of minimum net capital. The Company calculates its minimum capital requirement pursuant to the aggregate indebtedness method, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of its aggregate indebtedness, as defined. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $663,336, which was $563,336 in excess of its required net capital.

Note 7. Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

Note 8. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 24, 2010, the date the financial statements were available to be issued.

Baird, Patrick & Co., Inc.

Supplementary Information

Schedule of Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009
See Auditor's Report

Computation of Net Capital

Total Stockholders' Equity per Statement of Financial Condition	$ 800,769
Deductions:	
Non-allowable assets:	
Furniture, equipment and leasehold improvements, less landlord reimbursement of $123,529 for leasehold improvements included in deferred rent credit, net of current portion	133,171
Other assets	4,260
	137,431
Net Capital Before Haircuts on Securities Positions	663,338
Haircuts on Securities Positions:	
Other securities	(2)
Net capital	$ 663,336

Computation of Basic Net Capital Requirement

Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 11,041
Deferred rent credits, net of amount offsetting non-allowable assets	42,121
	$ 53,162
Minimum Net Capital Required at 6-2/3% of Aggregate Indebtedness	$ 3,544
Minimum Dollar Net Capital Requirement of Reporting Broker	$ 100,000
Net Capital Requirement (Greater of Above)	$ 100,000
Excess Net Capital ($663,336 - $100,000)	$ 563,336
Net Capital in Excess of the Greater of 120% of the Minimum Net Capital Requirement or 10% of Aggregate Indebtedness ($663,336 - $120,000)	$ 543,336

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-r Part IIA filing.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Management
Baird, Patrick & Co., Inc.
Jersey City, New Jersey

In planning and performing our audit of the financial statements of Baird, Patrick & Co., Inc. (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 24, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

018029 FINRA DEC
BAIRD PATRICK & CO INC 10*10
HARBORSIDE FINANCIAL CENTER
305 PLAZA 10
JERSEY CITY NJ 07311

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
JOHN J. GLYNN (201) 680-7310

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,220

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (683)
JULY 23, 2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 537

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 537

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BAIRD PATRICK + Co. INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

TREASURER
(Title)

Dated the 19th day of FEBRUARY, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning ~~April 1, 2009~~ and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 614,928

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 25,718

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 26,006

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ 72,000

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 3,018

Enter the greater of line (i) or (ii) 3,018

Total deductions 126,742

2d. SIPC Net Operating Revenues $ 488,186

2e. General Assessment @ .0025 $ 1,220

(to page 1 but not less than $150 minimum)

McGladrey & Pullen
Certified Public Accountants

To the Board of Directors
Baird Patrick & Co., Inc.
305 Plaza 10, 3rd Floor
Jersey City, NJ 07311

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (the "SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by Baird Patrick & Co., Inc. (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., the SIPC, and the National Futures Association, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences;

2. Compared the Total Revenue amounts of the audited financial statements for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences; and

4. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 24, 2010